Exhibit 99.2


Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819 (Suspended)
Nasdaq trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("Randgold" or "the Company" or "the Group")

PROVISIONAL UNAUDITED AND UNREVIEWED RESULTS FOR THE TWO YEARS ENDED 31 DECEMBER 2005, AND RESTATED PROVISIONAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Group Income Statement
(Unaudited and unreviewed)                               Restated   Previously
                  Notes    Provisional   Provisional  Provisional      Audited
                            Year ended    Year ended   Year ended   Year ended
                           31 December   31 December  31 December  31 December
R000                              2005          2004         2003         2003
Income
Dividends and
interest received               12 049        28 962        8 248        9 357
Profit on sale
of portion
of investment
in associate                         -       138 327      142 340      241 429
(Loss)/Profit
on sale of
investments                        404        23 112        5 398     (34 151)
Profit on sale
of property, plant
and equipment                        -           178          772            -
Fair value
adjustment
of investment
property                             -         1 550            -            -
Claims                         322 624       331 174      117 791            -
Fair value
adjustment
of investments                 (4 016)         7 577     (16 417)
Other income                         2         7 869       14 215       14 987
Profit on
sale of subsidiary               1 421             -            -            -
Expenses
Interest expense                  (18)       (7 867)      (6 545)      (6 447)
Depreciation
and amortisation                 (156)         (203)        (179)        (994)
Impairments                   (48 275)     (179 413)            -     (24 398)
Write-off of
listed investments
and other
long-term assets             (100 522)     (235 506)    (268 276)            -
Derecognition
of investments in
Kabusha/Viking Pony                  -             -    (132 983)            -
Foreign exchange loss            (945)         (139)    (132 067)    (132 067)
Commission on
sale of property                     -         (500)            -            -
Provision for
bad debts                            -      (30 963)            -            -
Exploration and
corporate expenditure         (27 811)      (11 473)     (27 924)     (27 972)
Profit/(Loss)
before taxes,
equity income
and minority
interest              1        154 757        72 685    (295 627)       39 744
Taxation              2       (38 628)      (47 310)     (29 571)     (29 593)
Profit/(Loss)
before equity income
and minority
interest                       116 129        25 375    (325 198)       10 151
Equity (loss)/income
from associate        4              -      (11 778)      166 351      166 351
Minority interest               28 268       (6 364)        (261)          702
Profit/(Loss)
for the year                   144 397         7 233    (159 108)      177 204
(Earnings)/Loss
per share (cents)                  193            12        (330)          367
Headline
earnings/(loss)
per share (cents)                   10          (40)         (50)         (12)
Reconciliation
between
earnings/(loss)
and headline
earnings/(loss):
Earnings/(Loss)
for the year                   144 397         7 233    (159 108)      177 204
Add back:
Profit on sale of
portion
of investment
in associate                         -     (138 327)    (142 340)    (241 429)
Impairment of
goodwill                             -             -            -       24 398
Impairment of
fixed assets                    48 275       179 413            -            -
Claims                       (322 624)     (331 174)    (117 791)            -
Write-off
investments                    100 522       235 506      268 276            -
Write-off of
investment
in Kabusha                           -             -      132 983            -
Fair value
adjustment of
investment property                  -       (1 550)            -            -
Profit on sale
of property, plant
and equipment                        -         (178)        (772)            -
Profit on sale
of investments                   (404)      (23 112)      (5 398)            -
Profit on sale
of subsidiary                  (1 421)             -            -            -
Tax effect of
adjustments                     38 628        47 310            -       33 810
Headline
earnings/(loss)
for the year                     7 373      (24 879)     (24 150)      (6 017)

GROUP BALANCE SHEET
(Unaudited and unreviewed)                               Restated   Previously
                    Notes   Provisional  Provisional  Provisional      Audited
                             Year ended   Year ended   Year ended   Year ended
                            31 December  31 December  31 December  31 December
R000                               2005         2004         2003         2003
ASSETS
Current assets
Cash and cash
equivalents                      7 521         5 855       10 839       11 202
Accounts
receivables                      1 697         1 322        3 466        3 466
Total current
assets                           9 218         7 177       14 305       14 668
Property,
plant and
equipment               3          433        53 863       39 225       79 133
Investment
in associate            4            -             -      419 310      432 339
Investments             5      674 291       850 297       83 181      431 209
Claims - JCI Group    6.1      720 006       410 512       97 350            -
Claims - Other        6.1       20 441        20 441       20 441            -
JCI Group loan        6.2      122 780        88 757      116 019      140 701
Other
long-term assets        7      202 158       152 945       59 011       60 170
Total other assets           1 740 109     1 576 815      834 537    1 143 552
Total assets                 1 749 327     1 583 992      848 842    1 158 220
Liabilities
and shareholders'
equity
Current liabilities
Accounts payable
and accrued
liabilities                      8 993        13 982        6 799        6 736
Income and
mining taxation                124 427        86 868       39 148       39 170
Total current
liabilities                    133 420       100 850       45 947       45 906
Long-term
liabilities
Provision for
post retirement
benefits                8       43 969        44 669       58 670       58 670
Deferred taxation       2       52 560        52 525            -            -
Total long
term liabilities                96 529        97 194       58 670       58 670
Total liabilities              229 949       198 044      104 617      104 576
Total shareholders'
equity                  9    1 473 069     1 311 442      707 196    1 021 669
Outside
shareholders'
interest                        46 309        74 506       37 029       31 975
Total liabilities
and equity                   1 749 327     1 583 992      848 842    1 158 220

MOVEMENT IN SHAREHOLDERS' EQUITY
(Unaudited and unreviewed)                             Restated     Previously

                   Provisional     Provisional      Provisional        Audited
                    Year ended      Year ended       Year ended     Year ended
                   31 December     31 December      31 December    31 December
R000                      2005            2004          2003(1)           2003
Balance at
beginning
of the year          1 311 442         707 196        1 021 669        547 629
Other                    5 016         (4 324)           29 320
Shares issued
during the year             -          314 081                -        304 588
Deferred tax              (36)        (52 480)                -              -
Net movement
in reserves
- fair value
adjustments             12 250         339 736          (7 481)        (7 752)
Profit for
the year               144 397           7 233         (336 312)       177 204
Balance at
end of the year      1 473 069       1 311 442          707 196      1 021 669

(1) The movement in this column represents the difference between the previously audited balances at 31 December 2003, and the restated provisional balances at 31 December 2003, and not the movement from beginning to the end of the year.

BASIS OF ACCOUNTING
The provisional financial results for the three years ended 31 December 2005 have been prepared in accordance with the Group's accounting policies which are consistent with those used in the audited financial statements for the year ended 31 December 2003. The Company has not yet adopted International Financial Reporting Standards.

The provisional financial results have not been audited or reviewed.

NOTES TO THE THREE YEARS ENDED PROVISIONAL FINANCIAL RESULTS
( Unaudited and unreviewed)                            Restated    Previously
                          Provisional  Provisional  Provisional       Audited
                           Year ended   Year ended   Year ended    Year ended
                          31 December  31 December  31 December   31 December
                                 2005         2004         2003          2003
                                 R000         R000         R000          R000
1 Profit / (Loss)
BEFORE TAXES,EQUITY INCOME
AND MINORTY INTERESTS stated
after taking into account
the following:
Profit on sale of portion of
investment in associate              -      138 327      142 340       241 429
As previously
reported                                                241 429
- Adjusted for
elimination
of fictitious
profit on swap of
952 148 RRL shares
for 3,3 million
WAL shares                                             (99 089)
During 2003 and
2004, Randgold sold

3 212 000 and
3 150 000 RRL shares,
respectively,
(on a post-split
basis), of
which the proceeds
were credited to
Randgold. There were
no sales of RRL
shares for the direct
benefit of Randgold
during 2005.
Profit/(loss) on
sale of investments               404       23 112        5 398      (34 151)
As previously reported                                 (34 151)
- Adjusted for
elimination of
fictitious loss
on swap of 3 million
DRD shares for
660 000 WAL shares                                       35 419
- Derecognition of
Viking Pony / Kabusha                                     4 130
Profit on sale
of property, plant and
equipment                           -          178          772             -
Fair value
adjustment of
investment
properties                          -        1 550            -             -
Fair value
adjustment of
investments                   (4 016)        7 577     (16 417)             -
As previously
reported
- Permanent
impairment of listed
investments
- Aflease                                              (14 418)
- Kelgran                                               (1 999)
Depreciation
and amortisation                (156)        (203)        (179)         (994)
Impairments                  (48 275)    (179 413)            -      (24 398)
Impairments
of mineral rights
and mining
assets, included
in property,
plant and
equipment                    (48 275)    (179 413)            -             -
- mineral rights             (48 275)    (152 917)            -             -
- mining assets                     -     (26 496)            -             -
Impairment
of goodwill                         -            -            -      (24 398)
As previously
reported                                               (24 398)
- Derecognition of
Viking Pony/Kabusha                                      24 398
  The 2004 impairments
of mineral rights and
mining assets relate
mainly to the Angolan
projects where
the Company received
expropriation
notices from the Angolan
authorities and
the Company
concluded that
there are no future
economic benefits from
these rights and
assets. During 2005,
Randgold evaluated
its unused old order
mineral rights and
concluded that
the future
benefits from
these rights are not
guaranteed,
hence the impairment.
Derecognition of
investments
- unlisted
(Viking Pony / Kabusha)             -            -    (132 983)             -
Write-off of
investments and
other long
term assets
- listed                    (100 522)    (235 506)    (268 276)             -
Write-offs:
- RRL (reduction
in shareholding from
36.86% to 35.75%)                   -            -     (13 028)             -
- RRL
(9 058 000 shares)                  -    (180 301)            -             -
- RRL
(4 650 000 shares)           (89 327)
- WAL
(3,3 million shares)                -            -    (128 700)             -
- WAL
(660 000 shares)                    -            -     (24 090)             -
- WAL
(495 000 shares)                    -     (14 968)
- DRD
(500 000 shares)                    -            -     (13 669)             -
- Aflease
(8.1 million shares)                -     (26 325)            -             -
- Aflease
(3 million shares)                  -      (3 912)            -             -
- Aflease
(7.8 million shares)         (11 195)
- Simmer and Jack
(40 million shares)                 -     (10 000)            -             -
- Other long-term
assets: Deferred
payment of
shares sold                         -            -     (25 841)             -
Adjusted for
derecognition
of the
Phikoloso transaction
- Amplats

(235 000 shares)                    -            -     (63 685)             -
- Harmony
(315 000 shares)                    -            -     (30 083)             -
- Aflease
(7 300 000 shares)                  -            -     (32 850)             -
 Adjusted for
elimination of
fictitious profit
on swap of
952 148 RRL shares for
3,3 million WAL shares              -            -       99 089             -
Adjusted for
elimination of
fictitious loss
on swap of
3 million DRD shares for
660 000 WAL shares                  -            -     (35 419)             -
Profit on sale
of Angolan subsidiary           1 421            -            -             -
- proceeds                      6 357            -            -             -
- net asset value             (4 936)            -            -             -
Claims (net of
impairment)                   322 624      331 174      117 791             -
As previously reported                                        -
- JCI Group                                              97 350
- Other                                                  20 441

2 TAXATION
The income tax expense
recognised in the
income statement
reflects a best estimate
for Capital Gains
Tax ("CGT") at 14,5% in
2005 (2004: 15%) on
the deemed profit in
terms of the disposals
of investments for
which a recoverable
claim receivable has
been recognised and
on profits on sale of
investments. A deferred tax
liability was also
raised on the
mark-to-market adjustments
relating to
investments recorded
in equity at CGT rates at
31 December 2004 and 2005.
3 PROPERTY, PLANT
AND EQUIPMENT
Opening balance                53 863       39 225       14 713        14 713
Additions                           -      194 254       24 754        65 477
Disposals                     (4 999)            -         (63)          (63)
Depreciation                    (156)        (203)        (179)         (994)
Impairments                  (48 275)    (179 413)            -             -
Balance at year end               433       53 863       39 225        79 133
As previously
reported                                                 79 133
Fictitious
mineral rights
reversed -
Phikoloso
transaction                                            (39 908)
At 31 December
2004 the total for property,
plant and equipment
included R5 million relating
to investment property,
carried at fair value. Such
property was disposed
of during 2005.

4 INVESTMENT IN ASSOCIATE
RRL                                 -            -      419 311       432 339
As previously reported                                  432 339
Adjust holding from
36,86% to 35,75%                                       (13 028)
Equity (loss)/income
from associate                            (11 778)      166 351       166 351
Randgold's
shareholding in RRL
decreased from 35,75%
(per restated
provisional results)
at 31 December 2003
to below 20% during
2004. As a result, Randgold ceased to equity account for its investment in RRL. At 31 December 2004 and 2005 the investment in RRL is mark-to-market and reflected under Investments.

5 INVESTMENTS
                                                          Restated  Previously
                               Provisional Provisional Provisional     Audited
                                Year ended  Year ended  Year ended  Year ended
                               31 December 31 December 31 December 31 December
                    Number of         2005        2004        2003        2003
                       shares         R000        R000        R000        R000
Listed - at
market value
Kelgran             2 324 830          488           -           -           -
Pan Paladium       13 100 000       28 166           -           -           -
WAL                 5 361 613      227 064           -           -           -
JCI Ltd
ordinary shares    37 560 613        6 010           -           -           -
JCI Ltd
Debentures             50 651           63           -           -           -
RRL              4 000 000(1)      412 500           -           -           -
                                   674 291           -           -           -
(1) Pledged as security. Refer note 11.
Aflease            53 049 442            -      94 959           -           -
Kelgran             2 324 830            -         372           -           -
Pan Paladium       13 100 000            -      28 165           -           -
WAL                 5 361 613            -     134 040           -           -
JCI Ltd
ordinary shares    37 560 613            -      10 141           -           -
JCI Ltd
Debentures             50 651            -          42           -           -
RRL                 8 650 000            -     582 578           -           -
                                         -     850 297           -           -
Aflease             8 100 000            -           -      26 325           -
Kelgran             2 324 830            -           -         255           -
Simmer and Jack    40 000 000            -           -       9 600           -
WAL                    82 500            -           -       3 424           -
JCI Ltd
ordinary shares    55 867 389            -           -      43 577           -
                                         -           -      83 181           -
Aflease             7 300 000            -           -           -      23 724
Kelgran             2 321 115            -           -           -         255
Simmer and Jack    40 000 000            -           -           -       9 600
WAL                 4 042 500            -           -           -     167 765
JCI Ltd
ordinary shares    55 867 389            -           -           -      43 577
Amplats               235 000            -           -           -      68 503
DRD                   500 000            -           -           -      10 300
Harmony               315 000            -           -           -      34 177
                                         -           -           -     357 901
Aflease shares
held in
Kabusha            23 000 000            -           -           -      73 308
                                         -           -           -     431 209
Restated
provisional                                                 83 181
As previously
reported                                                   431 209
Adjusted for:
- Aflease           7 300 000                             (23 724)
- DRD                 500 000                             (10 300)
- Amplats             235 000                             (68 503)
- Harmony             315 000                             (34 177)
- WAL               3 960 000                            (164 340)
- Aflease          23 000 000                             (73 309)
- Aflease           8 100 000                               26 325

6 CLAIMS AND
LOANS
6.1 Claims
JCI Group                          720 006     410 512      97 350           -
Claim                              720 006     410 512      97 350           -
Provision                                -           -           -           -
Other                               20 441      20 441      20 441           -
Claim                              393 358     393 060     385 328           -
Provision                        (372 917)   (372 619)   (364 887)           -
Total                              740 447     430 953     117 791           -
No interest has
been provided
for on the
above claims.
6.2 LOAN
JCI Group                          122 780      88 757     116 019     140 701
The loan bears
interest at 11,5%
per annum and has
no fixed terms
of repayment.

7 OTHER

LONG-TERM ASSETS
Inkwenkezi                         128 798      85 865
JCI Gold                            73 338      67 080      59 011      60 170
Other                                   22           -
                                   202 158     152 945      59 011      60 170
The loan to Inkwenkezi
is secured by
means of a pledge
of 3 434 625 WAL shares
(2004: 2 289 750 WAL shares).
The loan to JCI Gold is
partially secured
by means of a pledge
of 79 million shares
in the JCI Group and
200 million preference
shares in Witnigel
Investments (Pty) Ltd.

8 RETIREMENT
BENEFIT INFORMATION
Randgold pays
post-retirement medical
benefits for certain
retirees of the
previously listed
Rand Mines Group.
Randgold has accrued
in full for their
post-retirement
medical cost obligations
based on the
latest calculations by
independent actuaries.

9 TOTAL
SHAREHOLDERS'
EQUITY
Share capital
Authorised
75 000 000
ordinary shares
of 1 cent each
Issued
74 813 128
ordinary shares
of 1 cent each                         748         748         553         553

10 CONTINGENCIES
Randgold recorded claims against the JCI Group amounting to approximately R720 million (refer note 6.1). Randgold is in the process of formulating its potential claims against the JCI Group and will report further once such claims have been finally assessed by Randgold's legal advisors. Randgold has reason to believe, at this stage, that the JCI Group will be able of settling its claims.

11 SUBSEQUENT EVENTS
Subsequent to the balance sheet date, Societe Generale sold the residual 4 million RRL shares held by them in terms of a scrip lending agreement for a consideration of approximately R412 million. The scrip lending structure was put in place by the JCI Group under the direction of the prior board. The board of directors of Randgold believes that Randgold is entitled to recover this amount, which is in addition to the provisional claims against the JCI Group of R720 million at 31 December 2005.


GLOSSARY TO THE PROVISIONAL FINANCIAL RESULTS
Aflease           The Afrikander Lease Limited
Amplats           Anglo American Platinum Corporation Limited
DRD               DRDGold Limited (formerly Durban Roodepoort Deep, Limited)
Harmony           Harmony Gold Mining Company Limited
Inkwenkwezi       Inkwenkwezi Gold (Pty) Limited
JCI Gold          JCI Gold Limited (a wholly-owned subsidiary of JCI Limited)
JCI Group         JCI Limited (The JCI Group and its subsidiaries)
Kelgran           Kelgran Limited
Phikoloso         Phikoloso Mining (Pty) Limited
RRL               Randgold Resources Limited
Simmer and Jack   Simmer and Jack Mines, Limited
Viking
Pony/Kabusha      Viking Pony Properties 359 (Pty) Limited/Kabusha Mining
                  and Finance (Pty) Limited
WAL               Western Areas Limited

COMMENTARY TO THE PROVISIONAL FINANCIAL RESULTS
Disclaimer by Directors of Randgold
The directors, comprising the new board, have relied on the Umbono reports and used their respective reasonable endeavours to make available the information used in the preparation of these provisional financial results. The provisional financial results have not been audited or reviewed. Notwithstanding the reasonable endeavours of the directors as described herein, attention of shareholders is drawn to the fact that:

o The new board was appointed subsequent to the material events and circumstances which had a direct effect on the financial and other affairs of Randgold;
o The directors, comprising the new board, currently have no further knowledge of the material circumstances and events which have affected the financial and other affairs of Randgold; and

o Due to the extent of the misappropriations, there may be other material events and circumstances of which the directors are not aware, which may have a material effect on Randgold and which may affect the accuracy and completeness of the information reflected in the provisional financial results and/or may have the effect that the provisional financial results do not reflect a true and complete account of the financial and other affairs of Randgold.

o Any additional recoveries not reflected in the provisional financial results will be addressed in subsequent financial statements.

In the circumstances, the directors hereby disclaim any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional financial results.

Introduction
In August 2005, as a result of the speculation concerning Randgold's investment in Randgold Resources Limited ("RRL"), the board of Randgold was reconstituted with the consent of its major independent shareholder. In order to investigate Randgold's shareholding in RRL, the newly constituted board (`the new board') appointed Umbono Financial Advisory Services (Pty) Limited (`Umbono') to undertake a forensic investigation into the affairs of Randgold with effect from the end of 2002, when the previous executive directors under the leadership of Brett Kebble (`the prior board') had assumed executive responsibility for Randgold. The inability of Randgold under the prior board, to account for its shareholding in RRL, resulted in a delay in Randgold publishing audited results for the year ended 31 December 2004. This culminated in Randgold being suspended from JSE Limited ("the JSE") and also led to the delisting of Randgold from the NASDAQ Stock Exchange.

As a result of Umbono's initial forensic investigation, a formal statement was issued by Randgold indicating that the previously published audited financial statements did not fairly reflect the affairs of Randgold, and that a material misappropriation of the assets of Randgold had occurred. The extent to which the accounting records of the various Randgold companies had been manipulated to conceal the misappropriations, which had occurred under the prior board, came to light as Umbono's investigation progressed. Accordingly, the preparation of these provisional financial results has taken longer than originally anticipated.

KPMG Inc. were appointed as auditors of Randgold by the new board during October 2005. In view of the uncertainties relating to the provisional financial results and the disclaimer by the directors, as discussed in the section above "Disclaimer by Directors of Randgold", the auditors are unable to and do not express an audit or review opinion on the provisional financial results.

Randgold is committed to publishing audited accounts in due course. In the interim, Randgold will pursue the necessary civil and criminal actions against the perpetrators to recover misappropriated shareholder assets.

Nature Of The Business
Randgold was incorporated in 1992 as a mining investment company. Its principal investment was in RRL, a mining and exploration company listed on the London Stock Exchange and the NASDAQ Stock Market. It now owns a portfolio of listed and other investments and mineral rights interests.

Investment Position
The investment position of Randgold as stated in Randgold's audited financial statements at 31 December 2002 was as follows:


Investment                                            Market value
                                                             (R000)
13 312 480 shares in RRL (48.2%)(1)                      1 671 166
3 521 513 shares in DRD Gold Limited
("DRD") (Formerly Durban Roodepoort Deep, Limited)         115 566
202 500 shares in Western Areas Limited ("WAL")              8 894
2 321 115 shares in Kelgran Limited ("Kelgran")              1 741
37 139 298 shares in JCI Limited ("JCI")                    21 169
2 613 615 JCI Limited 50% Unsecured
Convertible Redeemable Debentures ("JCI Debentures")         2 718
Total                                                    1 821 254
(1) Pre 2 for 1 split in July 2004
Arising from the Umbono forensic investigation, the following constitute the restated provisional investments held by Randgold at 31 December 2002:

Investment Market value
                                                             (R000)
12 360 000 shares in RRL (44.7%)(1)                      1 551 598
21 513 shares in DRD                                           706
202 500 shares in WAL                                        8 894
2 321 115 shares in Kelgran                                  1 741
37 139 298 shares in JCI                                    21 169
2 613 615 JCI Debentures                                     2 718
Total                                                    1 586 826
(1) Pre 2 for 1 split in July 2004
The investments accounted for in the provisional financial results of Randgold at 31 December 2005, based on the findings of the Umbono forensic investigation, were as follows:

Investment Market value
                                                             (R000)
4 000 000 shares in RRL(1) (2)                             412 500
5 361 613 shares in WAL                                    227 064
2 321 115 shares in Kelgran                                    488
37 560 613 shares in JCI                                     6 010
50 651 JCI Debentures                                           63
13 100 000 shares in Pan Palladium                          28 166
Total                                                      674 291
(1) Post 2 for 1 split in July 2004
(2) Held as security by Societe Generale ("SocGen") for a scrip lending arrangement entered into by the prior board and disposed of subsequent to 31 December 2005, which amount is deemed to be recoverable from the JCI Group.

Forensic investigation
Shareholding in RRL
As shown above, the audited financial statements of Randgold at 31 December 2002 misrepresented the share investment portfolio of Randgold. The table below details the sale of RRL shares and the "recipients" of the proceeds from 2002 to 2005:


                                   Number           Number
                                of shares        of shares
                                   shares           shares       Proceeds
Recipients                    (Pre-split)     (Post-split)        (R'000)
Disposals - 2002 (1)
- Other (2)                       952 481        1 904 962         64 326
Balance at 1 January 2003      12 360 000       24 720 000
Disposals - 2003
- Randgold                      1 575 000        3 150 000        218 298
- Other (3)                       325 000          650 000         55 060
Disposals - 2004
- Randgold                      1 606 000        3 212 000        200 205
- The JCI Group (2) (3)         3 405 000        6 810 000        294 912
- Other (3)                     1 124 000        2 248 000        154 693
Disposals - 2005
- The JCI Group (2) (3)         1 875 000        3 750 000        311 726
- Other (3)                       450 000          900 000         92 813
Balance at 31 December 2005     2 000 000     4 000 000(4)      1 392 033
Disposal post year-end (4)      2 000 000        4 000 000        412 500
TOTAL                                   -                -      1 804 533

(1) The disposals for 2002, on a pre-split basis, account for the 952 481 difference between the actual shareholding in RRL of 12 360 000 and the previously reported shareholding in RRL of 13 312 480 at 31 December 2002.

(2) Includes entities that are either currently being liquidated or in respect of which Randgold is in the process of preparing a Statement of Claim.

(3) The sale of shares through the JCI Group from 2003 to 2005 and the "Other" entities in 2003 and 2004 were principally the shares previously reported as lent to Bookmark in terms of a scrip lending agreement.

(4) Held as security by SocGen for a scrip lending arrangement entered into by the prior board and disposed of subsequent to 31 December 2005, which amount is deemed to be recoverable from the JCI Group.

The Phikoloso Mining (Proprietary) Limited ("Phikoloso") Transaction In July 2003, 8.8 million Randgold ordinary shares with a market value of R260 million were issued to Equitant Trading (Pty) Limited ("Equitant"), to acquire a 100% interest in Viking Pony Properties 359 (Pty) Limited ("Viking") which purportedly owned 235 000 shares shares in Anglo American Platinum Corporation Limited ("Amplats"), 315 000 in Harmony Gold Mining Company Limited ("Harmony"), 7 300 000 shares in The Afrikander Lease Limited ("Aflease"), and a 75% participation in Kabusha Mining and Finance (Pty) Limited ("Kabusha") (holding 23 million Aflease shares) as well as certain loan claims.

Prior to Viking's incorporation, Kabusha acquired 23 million Aflease shares from Benoryn (Pty) Limited ("Benoryn") for R92 million. The purchase consideration was to be paid in two tranches of R40 million and R52 million. Subsequent to the Viking transaction, Randgold purchased from Kabusha 8,1 million of the Aflease shares for a cash consideration of R40,7 million, which was then paid to Benoryn.

The R40.7 million paid to Benoryn and the acquisition by Randgold of the 8.1 million Aflease shares was masked in the accounts of Randgold by the supposed acquisition of mineral rights in Sierra Leone, to which a value of R40.7 million (depreciated to R39,9 million) was ascribed in the audited financial statements at 31 December 2003.

In August 2005, pursuant to a court order, Benoryn received payment of R67 million, representing the second tranche plus interest, from JCI Limited ("JCI" or "the JCI Group") for the balance of the Aflease shares acquired, but not paid for, by Kabusha. This was because JCI and Trinity Holdings (Pty) Limited ("Trinity") had stood joint surety for the obligations due to Benoryn by Kabusha in respect of the 23 million Aflease shares purchased from Benoryn. No payment relative to its obligation in respect of the R67 million surety paid by JCI, has been received from Trinity.
It is not clear whether Kabusha still retains the balance of the 14.4 million Aflease shares and whether these are encumbered or not - JCI having paid for them.

The forensic investigation alleges that:

o Equitant was not in a position to sell the 235 000 Anglo shares, the 315 000 Harmony shares and the 7 300 000 Aflease shares. Fictitious investments in these companies had been created in the accounting records of Viking, supported by false broker notes, and the shares were thereafter "sold" from one subsidiary in the Randgold group to another;

o The non-existence of these shares was disguised in scrip lending agreements and by way of false broker confirmations and false legal agreements;

o At 31 December 2003, these fictitious shares were reflected as listed investments in the audited financial statements of Randgold.

In court papers, Equitant recently acknowledged that the Phikoloso transaction was a simulated transaction. As a result, the assets purportedly acquired were derecognised in the restated provisional financial results at 31 December 2003 and claims have been instituted against some of the parties that benefited from the transaction.

Shareholding in Aflease
In September 2004, Randgold entered into a share swap agreement with Aflease. In terms of the agreement, Randgold issued 9.4 million Randgold shares in exchange for 94 million Aflease shares. The table below details the sale of Aflease shares, and the "recipients" of the proceeds from 2004 to 2005:

                                           Number           Proceeds
Recipients                              of shares            (R'000)
Shares received                        94 000 000
Disposals - 2004
- Randgold                             37 950 558             62 505
- Other (1)                             3 000 000              3 873
Disposals - 2005
- Randgold                             44 449 828             82 207
- The JCI Group (1)                     8 000 000             10 898
- Other (1)                               599 614              2 259
Balance/Total                                   -            161 742

(1) Includes entities that are either currently being liquidated or in respect of which Randgold is in the process of preparing a Statement of Claim.

Included in the table above in terms of the shares sold for the benefit of "Other" entities for both 2004 and 2005, are 500 000 Aflease shares given in 2004 and 2005 to Nexus, as commission for arranging the transaction at no consideration. The fair value of such shares was recognised as an expense in each of the respective years.

Kemonshey Holdings Limited ("Kemonshey") and Notable Holdings (Pty) Limited ("Notable")

The forensic investigation alleges that:
o A scrip lending agreement with several amendments was entered into with Kemonshey in 2002, the purpose of which was to conceal the misappropriation of the 952 481 RRL shares (pre-split) referred to in the reconciliation above;
o These misappropriated shares were masked by an amendment to the scrip lending agreement purporting to show that in place of the RRL shares, Randgold acquired 3 300 000 WAL shares;
o Similarly, Notable entered into a scrip lending agreement to conceal the misappropriation of 3 million DRD shares held by Randgold at 31 December 2002;
o Forged documents recorded that Randgold acquired a further 660 000 WAL shares for this purpose;
o   The 3 960 000 WAL shares were never received;
o The misappropriated RRL and DRD shares were in fact sold and the proceeds channelled to sources other than Randgold or the JCI Group.
Steps are being taken to recover these assets.

The Angolan Projects
7 958 000 Randgold shares with a listing value of R162 million were issued to acquire various Angolan diamond concessions and then misappropriated. Whether it was indeed the intention of the prior board to establish diamond mining operations in Angola is not certain. There is no clarity as to whether the funds provided to develop these diamond concessions were expended for this purpose. It appears that the manner in which the diamond concessions were managed antagonised the Angolan authorities, and in all probability undermined any possibility of Randgold being able to pursue these projects. Expropriation notices in respect of all of the Angolan diamond concessions were received from the Angolan authorities in late 2005. There are possible claims against a variety of persons in respect of these transactions which stand to be recovered by way of the processes detailed below.

In an attempt to salvage some value, Randgold's interest held in Luembe Mining (Proprietary) Limited ("Luembe"), was sold in December 2005 to the other shareholders in the project for R6.35 million.

Recovery of assets
As a consequence of the forensic investigations, several court orders have been obtained, placing the under mentioned entities into liquidation. These entities have been involved, either directly or indirectly, in the alleged misappropriation of Randgold's assets.

o Tuscan Mood 1224 (Pty) Ltd/ Paradigm Shift CC o BNC Investments (Pty) Ltd/ Investage 170 (Pty) Ltd o Equitant o Itsuseng Strategic Investments (Pty) Ltd ("Itsuseng") o Viking

In this regard, Randgold recently concluded agreements with Equitant and Itsuseng in terms of which both Equitant and Itsuseng acknowledged that the Phikoloso transaction was a simulated transaction and that assets received by them in consequence thereof should be returned by them. The liquidation orders against these two companies have thus been withdrawn. This has resulted in a recovery to date of approximately R20 million worth of Randgold assets, which has been included in the financial results as recoverable claims. Similar negotiation s are in process with other parties.

The preliminary reports of Umbono indicate that Randgold has claims against various entities in the JCI Group of companies amounting to approximately R720 million. Randgold is in the process of formulating its potential claims against the JCI Group and will report further once such claims have been finally assessed by Randgold's legal advisers. Randgold has reason to believe at this stage, that the JCI Group will be able of settling its claims.

Mediation
While the JCI Group has not admitted that Randgold has claims against it, the Boards of Directors of both Randgold and JCI have resolved that formal litigation between them, as a means of resolving the claims, will not be in the best interests of the shareholders of either company. Court actions between the two companies are likely to result in costly and protracted litigation and destroy value.

For this reason, the Boards of Directors of both Randgold and JCI have decided that an alternative dispute resolution mechanism is warranted, with the objective of resolving the claims as expeditiously as possible and curtailing legal costs.

Both Randgold and JCI have resolved that:
o It is in the best interests of the Randgold and JCI shareholders that such claims be resolved by way of mediation;
o Failing the successful mediation of the claims, Randgold and JCI are agreed that the claims should be arbitrated;
o A specialist panel of mediators be appointed to adjudicate the claims and make recommendations to Randgold and JCI regarding the claims;
o Once recommendations have been made by the mediators, it is envisaged that a meeting of Randgold's shareholders be held at which the mediator's recommendations will be put to the shareholders and the shareholders will be asked to vote thereon; and

o Should the shareholders of both Randgold and JCI not vote in favour of the mediator's proposed recommendations or the mediation fail, Randgold and JCI shall engage in formal arbitration in order to resolve the claims. The outcome of such arbitration shall be binding on the parties, subject to the right of each of the parties to appeal the arbitration award.

Randgold will vigorously pursue the completion of the mediation process as expeditiously as possible and claims to finalise this process by the 3rd quarter of 2006, to the extent possible. Randgold believes that the action will have the desired result and is in the best interest of its shareholders.

Liquidation application
On 3 March 2006, a minority grouping of shareholders representing approximately 3,5% of Randgold's issued share capital ("the Applicants"), launched an application for the winding up of Randgold. The application is being spearheaded by Trinity Asset Management (Pty) Limited ("Trinity Management") represented by Quintin George, on behalf of the Applicants. On 10 March 2006, Randgold filed a Notice to Oppose the application. Shortly thereafter, Randgold requested two of the Applicants (who are foreign based) to furnish security for the costs of the application. At the time of the publication of these provisional financial results, such security had not been provided. Randgold views the application in a most serious light and is taking all steps necessary to oppose the application. Randgold is in the process of preparing an Answering Affidavit to the application, which it will file in due course. Randgold believes that it will successfully resist the application. Shareholders will be kept informed of developments in this regard.

Financial results
In preparing the provisional financial results, the following principles were applied: o Investments were written-off through the income statement on the date on which the various shares held by Randgold and its subsidiaries were disposed of;

o Concurrent with the write-off of the investments, a claim receivable, which excludes any interest, was raised through the income statement as claim revenue;

o Because of the ongoing legal processes to recover funds, and in particular the liquidation applications granted by the court, a provision was raised through the income statement for impairment of certain of the above claims; and

o In terms of those disposals for which a recoverable receivable has been recognised, a provision has been raised for Capital Gains Tax on the deemed profit.

If any receivables previously provided for are recovered in subsequent periods, the proceeds will be raised through the income statement, with a corresponding asset on balance sheet at that time, positively impacting on the net asset value of Randgold.

Financial year ended December 2003
o As discussed above in the Kemonshey and Notable section of the forensic investigation, 952 148 RRL shares were swapped for 3.3 million WAL shares, creating a fictitious profit of R99 million on disposal of the investment in RRL, which has consequently been reversed. A corresponding adjustment has also been made for the write-off of investments to eliminate the fictitious WAL shares.

o In terms of the Notable component of the Kemonshey and Notable section of the forensic investigation, 3 million DRD shares were swapped for 660 000 WAL shares and a loan of R27 million. In order to eliminate this, a reversal of the loss on the disposal of the DRD shares of R36 million was accounted for and similarly the 660 000 WAL shares and the discounted R26 million Notable loan (previously reflected as "Deferred payment of shares sold" in the audited financial statements) was reflected in the write-off of investments and other long term assets.

o In recognition of the fictitious nature of the Phikoloso transaction, all elements relating to Phikoloso, Viking and Kabusha have been eliminated from the restated financial results thus reversing all of the fictitious investments supposedly acquired in terms of the transaction. In light of the issuance of 8.8 million Randgold shares for no consideration, some R118 million of claims have been raised in the accounts, primarily against the JCI Group. In addition, the 8.1 million Aflease shares acquired has been brought to account in conjunction with undoing the mineral rights acquisition used to conceal the purchase of 8.1 million Aflease shares. An impairment of R14 million on the 8.1 million Aflease shares bought from Kabusha has been accounted for as a permanent impairment of the value of the shares to reflect the shares at the year end fair value.

o A R13 million adjustment has been made to the equity value of the investment in associate (RRL) previously accounted for on a 36.86% rather than the actual shareholding of 35.75%.

o These write-offs and impairments to the income statement principally account for the substantial reduction in the assets shown on the balance sheet.

Financial year ended December 2004
o Randgold sold 3.2 million RRL shares (post-split) realising a profit of R138 million.

o A total of 9 million RRL shares (post-split), were disposed of giving rise to the R180 million write down of investments in the income statement. In addition, other investments were also disposed of resulting in a write-off of such shares, as detailed in the notes to the provisional financial results. On the basis that the bulk of the proceeds were received by the JCI Group, a claim of R331 million has been raised through the income statement.

o Some 38 million Aflease shares stemming from the 94 million share swap were sold, resulting in a profit of R23 million.

o The Angolan ventures, as discussed above, were impaired, accounting for the R179 million impairment charges in the income statement. Also stemming from the failed Angolan ventures, a write-off of R28 million in respect of the supposed sale of equipment bought, is brought to account.

o Following the sale of RRL shares, Randgold's shareholding in RRL decreased to below 20% in April 2004, resulting in the change from investment in associate to investments at fair value on the balance sheet. An attributable equity loss of R12 million was recognised for the quarter ended 31 March 2004, before RRL ceased being an associate.

o Randgold acquired 5.3 million WAL shares from Anglo American, as part of the Inkwenkwezi transaction, and the Aflease share swap, as discussed above, further increased investments. The R86 million funding provided to assist Inkwenkwezi is included in the other long-term assets, and is secured by the shares acquired.

o The claims raised against the JCI Group in respect of the shares sold in the income statement, account for the increase in claims on the balance sheet in this respect.

Financial year ended December 2005
o Similar to prior years, the sale disposal of RRL and Aflease shares as noted in the provisional financial results above, has been reflected as a R101 million write-off and concurrently a claim receivable was raised in respect of the currently deemed recoverable portion of R323 million.

o An impairment of R48 million was made against the mineral rights, resulting in these being carried at nominal value.

o The disposal of the investments has resulted in the consequential movements on the balance sheet in respect of investments and claims against the JCI Group.

o A further R43 million was advanced to Inkwenkwezi for the purchase of WAL shares from Anglo American, and these additional WAL shares are pledged to Randgold as security.

Post balance sheet event
On 16 January 2006, SocGen sold the residual 4 million RRL shares held by them in terms of a scrip lending agreement for a consideration of some R412 million. The scrip lending structure was put in place by the JCI Group, under the direction of the prior board. Randgold believes that it is entitled to recover this amount from the JCI Group, which is in addition to the provisional claim against the JCI Group of R720 million at 31 December 2005.

Net asset value at 31 December 2005
As can be expected, the current assets and financial position of Randgold is radically different from that reported previously.

The net asset value position of Randgold at 31 December 2005 is reflected below.

Net asset value at 31 December 2005                               (R000)
4 000 000 shares in RRL (1)                                      412 500
5 361 613 shares in WAL                                          227 064
2 321 115 shares in Kelgran                                          488
37 560 613 shares in JCI                                           6 010
50 651 JCI Debentures                                                 63
13 100 000 shares in Pan Palladium                                28 166
Investments                                                      674 291
Other long-term assets                                           202 158
Loans:
- JCI Group                                                      122 780
Claims:
- JCI Group                                                      720 006
- Other                                                           20 441
Property, plant and equipment                                        433
Total current assets                                               9 218
Total assets                                                   1 749 327
Total long-term liabilities                                       96 529
Total current liabilities (including taxation)                   133 420
Total liabilities                                                229 949
Outside shareholders' interests                                   46 309
Net assets                                                     1 473 069
Shares in issue                                               74 813 128
Net asset value per share (cents)                                  1 969

(1) Held as security by SocGen for a scrip lending arrangement entered into by the prior board and disposed of subsequent to 31 December 2005, and which amount is deemed to be recoverable from the JCI Group. Randgold does not currently hold any RRL shares.

Any additional recoveries not reflected in the provisional financial results as claims will further contribute towards Randgold's financial standing and will be addressed in subsequent financial statements.

Furthermore, Randgold continues to hold interests in a portfolio of mineral rights in respect of which applications have been made to the Department of Minerals and Energy in terms of the current dispensation. These assets are currently shown in the accounts at only a nominal value.

Notice of intention to call general meeting
Randgold intends to convene a General Meeting of its shareholders before the end of June 2006. Shareholders will be asked to vote on amongst other things, the appointment of Randgold directors. JCI intends to hold a similar meeting of shareholders. The conduct of the boards of both Randgold and JCI, and in particular, the new boards thereof under the management of Mr Peter Gray and Mr Chris Lamprecht will be open to full scrutiny at the forthcoming general meeting. The current directors believe that the steps which they have taken since the appointment of the new board will enjoy shareholder support. Disgruntled shareholders will nonetheless have the opportunity of appointing new directors. A detailed report regarding the management of Randgold since the new board was constituted in August 2005 will be furnished to shareholders at the meeting. Shareholders will be notified in due course when the General Meeting will take place.

CAUTIONARY ANNOUNCEMENT
Shareholders are advised, that until such time as Randgold publishes audited annual financial statements for the two years ended 31 December 2005, and due to the fact that Randgold is currently the subject of ongoing forensic investigation, shareholders are therefore advised to exercise caution when dealing in their Randgold shares (Over-the-Counter).

FORWARD-LOOKING STATEMENT DISCLAIMER
Certain statements in this announcement, as well as oral statements that may be made by the Company's officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements." This includes, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of the Company to recover any misappropriated assets and investments; the outcome of any proceedings against the Company, including, without limitation, the pending liquidation proceeding; the Company's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; and the ultimate impact on the Company's previously released financial statements and results, assets and investments, including with respect to RRL, business, operations, economic performance, financial condition, outlook and trading markets. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred following the completion of the forensic investigation and any other investigations that may be commenced; the time periods ultimately determined to be affected thereby; the ability of the Company to successfully assert any claims it may have against other parties for fraud or misappropriation of Company assets and the solvency of any such parties; the ability of the Company to successfully defend any proceedings against the Company; the ability of the Company and its forensic investigators to obtain the necessary information with respect to the Company's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements and the the ultimate outcome of such forensic investigation; the willingness and ability of the Company"s forensic investigators to issue any opinions with respect thereto; the ability of the Company to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of the Company's securities on that exchange; changes in economic and market conditions; fluctuations in commodity process and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in regulatory environment and other government actions; business and operational risk management; other matters not yet known to the Company or not currently considered material by the Company; and the risks identified in Item 3 of the Company's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg
31 March 2006
Sponsor

Directors: DM Nurek (Chairman), PH Gray (Chief Executive Officer), JC Lamprecht (Financial Director), MB Madumise and AC Nissen.

Secretary: RP Pearcey

Registered office: 28 Harrison Street, Johannesburg, 2001, P.O. Box 11165, Johannesburg, 2000
Republic of South Africa, Telephone: +27(11) 688-5100 Fax: +27(11) 492-1070,
e-mail: rpearcey@jci.co.za

South African Transfer Secretaries: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001, P.O Box 61051, Marshalltown, 2107, Republic of South Africa
Telephone: +27(11) 370-5000 Fax: +27(11) 688-7721/2

United States Depository: American Depository Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286
Telephone: +91 212 815-3326 Fax: +91 212 571-3050

Investor relations: For further information contact Brian Gibson on Telephone:
+ 27(11) 880-1510, Fax : +27(11) 880-3192, e-mail: gibson@icon.co.za

Website: www.randgold.co.za